                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           ------------------------

                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)/1/


                           CAREY INTERNATIONAL, INC.
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  141750 10 9
                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)



------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
 CUSIP NO. 141750 10 9            SCHEDULE 13G                Page 2 of 5
-----------------------                                  -----------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    #I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vicent A. Wolfington

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            384,079

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             384,079

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      384,079

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [X]
10 Excludes (i) 1,560 shares held by a limited partnership that are attributable to Mr. Wolfington's wife (780 shares) and minor child (780 shares) and (ii) 430 shares held by Mr. Wolfington's minor child.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        -----------------------
                                                             Page 3 of 5
                                                        -----------------------

Item 1.   (a)   Name of Issuer:

                Carey International, Inc.

          (b)   Address of Issuer's Principal Executive Offices:

                4530 Wisconsin Avenue, N.W.
                Washington, D.C.  20016


Item 2.   (a)   Name of Person Filing:

                Vincent A. Wolfington

          (b)   Address of Principal Business Office:

                The address of the reporting person is c/o Carey International, Inc., 4530 Wisconsin Avenue, N.W., Washington, D.C. 20016

          (c)   Citizenship:

                The reporting person is a citizen of the United States.

          (d)   Title of Class of Securities:

                Common Stock

          (e)   CUSIP Number:

                141750 10 9


Item 3.   Not Applicable.


Item 4.   Ownership.

          (a)   Amount beneficially owned:

                384,079 Shares/(1)/

          (b)   Percent of class:

                3.9%

                                                        -----------------------
                                                             Page 4 of 5
                                                        -----------------------

      (c) Number of shares as to which such person has:


                                                        Sole Power to Dispose   Shared Power to Dispose
 Sole Power to Vote or to    Shared Power to Vote or      or to Direct the         or to Direct the
     Direct the Vote           to Direct the Vote          Disposition of            Disposition of
 -----------------------     -----------------------   -----------------------   -----------------------
       384,079/(1)/                    0                    384,079/(1)/                   0

(1) Includes 285,706 shares issuable upon the exercise of options which currently are exercisable. Also includes 1,183 shares held by a company controlled by Mr. Wolfington. Excludes (i) 1,560 shares held by a limited partnership which are attributable to Mr. Wolfington's wife (780 shares) and minor child (780 shares) of which Mr. Wolfington disclaims beneficial ownership and (ii) 430 shares held by Mr. Wolfington's minor child of which Mr. Wolfington disclaims beneficial ownership. Also excludes shares held by Yerac Associates, L.P., a limited partnership of which Mr. Wolfington is a limited partner, with respect to which Mr. Wolfington has no voting or investment power.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         Not applicable.

                                                        -----------------------
                                                              Page 5 of 5
                                                        -----------------------


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Vincent A. Wolfington
                                                 -----------------------------
                                                     Vincent A. Wolfington


Date:  February 28, 1999